Shareholder Rebuttal to EMC Corporation Opposition Statement
Regarding Congruency between Political Contributions and Company Values

240.14a-103 Notice of Exempt Solicitation
U.S. Securities and Exchange Commission, Washington DC 20549

NAME OF REGISTRANT:  EMC Corporation
NAME OF PERSON RELYING ON EXEMPTION: NorthStar Asset Management, Inc. Funded Pension Plan
ADDRESS OF PERSON RELYING ON EXEMPTION: 2 Harris Avenue, Boston MA 02130

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

EMC Shareowners are encouraged to vote FOR resolution #5:

Resolved:  Shareholders request that the Board of Directors create and implement a policy with consistent incorporation of corporate values as defined by EMC’s stated policies and affirmations (including our Commitment to Diversity, our Equal Opportunity Plan, our Environmental Strategy, and our Climate Change and Energy Strategy) into Company and EMCPAC political and electioneering contribution decisions; and report to shareholders, at reasonable expense and excluding confidential information, any electioneering or political contribution expenditures which raise an issue of congruency with corporate values, and stating the justification for these exceptions.

Overview
The Conference Board “Handbook on Corporate Political Activity” (2011) recommends corporations review their political expenditures to “examine the proposed expenditures to ensure that they are in line with the company’s values and publicly stated policies, positions, and business strategies and that they do not pose reputational, legal, or other risks to the company.”

EMC claims that it has policies and procedures in place to protect shareholders from risks associated with political contributions, however the Proponent believes that recent history has illustrated the opposite—that the company lacks effective oversight on this issue, and may very well put shareholder value at risk.

EMC has made political contributions to politicians whose voting records directly contrast the company’s stated public policy priorities, and may undermine the company’s business model.
1.
EMC states that it supports politicians to “advance [the company’s] public policy stances, including ‘promoting effective sustainability and energy efficient approaches in the public sector.’” However, since 2009 EMCPAC donated 23% of its contributions to politicians voting to deregulate greenhouse gases and eliminate other environmental protections.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event.  The proponent urges shareholders to vote YES on item number 5 following the instruction provided on the management’s proxy mailing.

2.
EMC’s opposition statement reports that the Company seeks to “support employee interests in their districts,” however since 2009 EMCPAC designated 30% of its contributions to politicians voting against lesbian, gay, bisexual, and transgender (LGBT) equality.

The Proponent believes that consequences of unintended incongruent contributions include alienation of customer base, loss of quality talent, harm to company name, and potential harm to shareholder value.

EMC’s Board oversight is insufficient and does not meet the requests of the Proposal.
EMC’s opposition statement says that “we make contributions to further our public policy priorities,” yet the Proponent believes that the company’s contributions directly undermine the company’s business interests and public policy stances, thus putting shareholder value at risk.  Despite the fact that EMC’s Corporate Governance and Nominating Committee oversees the political contributions the company and PAC make, it appears to the Proponent that EMC staff were not aware that contributions such as those above had been made.   The Proponent feels that shareholder value may be at risk when there is a lack of public disclosure which shows that each contribution was knowingly made in the best interest of the company, its employees, and its shareholders. Furthermore, the charter of the Corporate Governance and Nominating Committee at EMC makes no mention of oversight of political activities.

Disclosure alone may not protect shareholder value.
The Proponent believes that disclosure without broad analysis in advance of the contributions may actually hinder shareholder value, should those contributions be contrary to company public policy stances, values, and policies.  These consequences can be seen in Target Corp.’s 2010 contribution to Minnesota Forward, a contribution which was misaligned with the company’s pro-LGBT policies and igniting a public firestorm of criticism; as well as a recent lawsuit against Aetna in which the company is accused of hiding millions of dollars of political contributions to conservative groups (see http://ctmirror.org/aetna-sued-over-disclosure-political-contributions/) , including one fighting the Affordable Care Act.

While disclosure of political contributions is very important, the Proponent believes that mitigating the risks that come with those disclosures is vital for the success of the company and shareholder value.  The Proponent feels that the most effective and efficient way of mitigating those risks lies in the requests of the Proposal – thoughtful research in advance of the contribution to compare candidate stances versus company policies, values, and public policy stances, coupled with disclosure of reasoning for misaligned contributions.

The Proposal does not seek to restrict the Company’s political contributions.
The Company’s opposition statement discusses the importance of political contributions on Company practice and shareholder value, and seems to imply that the Proposal seeks to restrict those actions.  The Proponent does not seek to hamper or limit the political contributions of the Company, but rather sees a need for appropriate and reasonable oversight of the political contributions that the corporation and its PAC provide.

Implementing the proposal would be advantageous for the company.
Voluntary disclosure of political contributions is quickly becoming standard for publically traded corporations (according to the Center for Political Accountability, almost 70% of the top 200 firms currently disclose Company and PAC contributions), but with disclosure comes the risk that critics will highlight incongruent contributions in public media, potentially leading to company embarrassment, litigation, harm to company brand, and ultimately risk to shareholder value.  Putting in place a policy seeking alignment between company political contributions and policies, stated values, and public policy statements is good governance, and may potentially protect shareholder value.

Intel Corporation voluntarily adopted this proposal in 2013, showing that the proposal’s requests are not “cumbersome.”
In 2013, Intel voluntarily changed its Political Accountability Guidelines (http://www.intel.com/content/dam/doc/policy/policy-political-accountability.pdf) to add the sentence “Intel provides financial support to candidates who support or advance positions that are consistent with our business objectives, corporate policies, and public policy priorities...” [emphasis added] and agreed to create a “congruency report” as a part of the company’s routine website disclosures.  Contrary to arguments that implementing the Proposal would be “cumbersome to apply,” Intel’s voluntary adoption of a policy with consistent incorporation of corporate policies illustrates the importance and feasibility of the requests within this proposal.

Conclusion:
The Proponent believes that this proposal is in the best interest of the company—that it is protective of shareholder value without being overly proscriptive or burdensome.  The Proponent also believes that, contrary to Company claims, EMC’s existing procedures regarding political contributions are not sufficient.

We urge you to vote “FOR” proxy item #5. Should you have any proposal-specific questions please feel free to contact us at info@northstarasset.com.

NorthStar Asset Management, Inc.

Date: March 24, 2014

By: /s/ Julie N.W. Goodridge
Julie N.W. Goodridge
President & CEO*

*Julie Goodridge is also the trustee of the NorthStar Asset Management, Inc Funded Pension Plan, the proponent.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event.  The proponent urges shareholders to vote YES on question number 5 following the instruction provided on the management’s proxy mailing.